

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 26, 2009

Mr. Chris MetCalf
Chief Executive Officer
Pantera Petroleum, Inc.
111 Congress Avenue, Suite 400
Austin, TX 78701

> **Re:** **Pantera Petroleum, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 29, 2008**
> **File No. 000-52506**

Dear Mr. MetCalf:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief